Exhibit 99.1

Gold Royalty Reports Record Revenue and cash flow in the First quarter 2026

Vancouver, British Columbia – May 6, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three months ended March 31, 2026. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “The Company celebrated the five-year anniversary of its initial public offering in the first quarter of 2026. We are very proud of the tremendous portfolio that our team has assembled in this short time. We are increasingly seeing the rewards from our company-building efforts over the past five years. With another quarterly record for cash flow and revenue, we continue to strengthen our balance sheet and cash position to fund further accretive growth.”

First Quarter 2026 Highlights

●	Record revenue of $7.2 million, $9.4 million in Total Revenue, Land Agreement Proceeds and Interest*, and 1,920 gold equivalent ounces (“GEOs”)* for the quarter
●	Record Adjusted EBITDA* of $7.0 million, approximately 318% higher than the same period in 2025
●	Exited the first quarter with over $13.6 million of cash, no debt and a fully undrawn $150 million credit facility, inclusive of a $25 million accordion feature
●	The Company remains on track to achieve its outlook of 7,500 - 9,300 GEOs in 2026. On an annualized basis, first quarter results exceed the low end of the previously disclosed guidance, and we continue to expect that production will be weighted towards the second half of the year

* See “Non-IFRS Measures” below.

Management Appointments

Gold Royalty is pleased to announce that John Griffith, Chief Development Officer, has been appointed President of the Company and, effective July 1, 2026, Jackie Przybylowski, Vice President Capital Markets, will expand her role to the Company’s sustainability efforts as Vice President, Capital Markets and Sustainability. In her additional role, Ms. Przybylowski will be replacing Katherine Arblaster, Vice President Sustainability, who is stepping down to pursue other endeavours.

Mr. Garofalo commented: “I am delighted to recognize John’ Griffith’s leadership and impact with his promotion to President. John has been instrumental in the formation of Gold Royalty and in building the Company over the past five years. His new role reflects the broad leadership position that he already, very capably, performs, and his invaluable contributions. In her new role, Jackie Przybylowski will also be responsible for Sustainability as Katherine Arblaster, Vice President Sustainability, transitions to focus on other roles. I wish to thank Katherine for her sustainability stewardship and her contributions to the Company and note that Jackie’s appointment continues to underscore our commitment to sustainability going forward.”

Selected Financial Highlights

The following table sets forth selected financial information for the three months ended March 31, 2026:

	For the three months ended
(in thousands of dollars, except per share and GEOs amounts)	March 31, 2026 ($)	March 31, 2025 ($)
Revenue	7,178	3,138
Net income (loss)	1,771	(1,248)
Net income (loss) per share, basic and diluted	0.01	(0.01)
Cash provided by operating activities	4,474	2,487
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest(1)	9,362	3,577
Adjusted EBITDA(1)	6,999	1,673
Adjusted Net Income (Loss)(1)	3,273	(1,246)
Adjusted Net Loss Per Share, basic and diluted(1)	0.01	(0.01)
GEOs(1)	1,920	1,249
Statement of Financial Position
Total assets	846,869	822,756
Total non-current liabilities	119,914	118,943

Note:

1)	Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share, basic and diluted and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” below for further information.

Portfolio Update

Borborema Mine (2.75% NSR; “Borborema”): On April 1, 2026, Aura Minerals Inc. (“Aura”) reported increased resource confidence and conversion based on an updated technical report. In a news release dated April 10, 2026, Aura announced production from Borborema of 17,101 gold equivalent ounces for the first quarter of 2026, representing a 9% increase compared to the previous quarter.

For further information see Aura’s news releases dated April 1 and 10, 2026, available under its profile on www.sedarplus.ca.

Borden Mine (0.5% NSR, partial royalty coverage; “Borden”): On April 23, 2026, Discovery Silver Corp. (“Discovery”) announced drill results at its Porcupine Operations, including intersections at Borden which extend mineralization down plunge and to the east of the current resource at the Main Zone, and results which highlight expansion potential at the East Lower Zone on a structure parallel to the Main Zone. For further information see Discovery’s news release dated April 23, 2026, available under its profile on www.sedarplus.ca.

Canadian Malartic / Odyssey Mine (3.0% NSR, partial royalty coverage; “Odyssey”): On April 30, 2026, Agnico Eagle Mines Limited (“Agnico Eagle”) reported that, in the first quarter of 2026, mine development and construction advanced on schedule at Canadian Malartic with the main ramp and Shaft #1 achieving depths of 1,151 metres and 1,514 metres, respectively. It disclosed that production via ramp from East Gouldie commenced in March 2026, approximately three months ahead of plan. It also stated that development activities continued to progress on schedule in support of the planned start of shaft-hoisted production from East Gouldie in the second quarter of 2027.

Agnico Eagle also reconfirmed that it is advancing an internal technical evaluation of a potential second shaft at Odyssey. Current work is focused on mine design and planning, surface layout, headframe design, and preparatory activities to support the permitting process. The evaluation is expected by Agnico Eagle to be completed in the fourth quarter of 2026. In addition, exploration drilling generated further positive results throughout numerous areas around Odyssey.

For further information see Agnico Eagle’s news release dated April 30, 2026, available under its profile on www.sedarplus.ca.

Côté Gold Mine (0.75% NSR, partial royalty coverage; “Côté”): On February 17, 2026, IAMGOLD Corporation (“IAMGOLD”) reported that Côté achieved the top-end of its production guidance having produced 399,800 ounces in 2025 relative to its guidance of 360,000 – 400,000 ounces on a 100% basis. It further disclosed that its 2026 guidance for Côté had increased to range from 390,000 to 440,000 ounces on a 100% basis. In 2026 the operation will focus on stabilization and optimization, improving the cost structure, and preparing for the potential expansion at Côté.

For further information see IAMGOLD’s news release dated February 17, 2026, available under its profile on www.sedarplus.ca.

Cozamin Mine (1.0% NSR, partial royalty coverage; “Cozamin”): On April 29, 2026, Capstone Copper Corp. (“Capstone”) announced that first quarter 2026 Cozamin copper production was 5,930 tonnes, 9% lower than the same period in 2025 primarily due to lower feed grades and lower recoveries as a result of planned mine sequence. It stated that mill throughput remained consistent with the same period in the prior year.

For further information see Capstone’s news release dated April 29, 2026, available under its profile on www.sedarplus.ca.

Granite Creek Project (10.0% NPI; “Granite Creek”): On March 24, 2026, i-80 Gold Corp. (“i-80”) announced a complete recapitalization; the company is now fully-funded for phases 1 and 2 of its development plan. i-80 also stated that the Granite Creek underground and open-pit portions are within phases 1 and 2 of the development plan.

For further information see i-80’s news release dated March 24, 2026, available under its profile on www.sedarplus.ca.

Pedra Branca Mine (25% NSR on gold and 2% NSR on copper produced from Pedra Branca East and Pedra Branca West; “Pedra Branca”): On April 22, 2026, BHP Group Limited (“BHP”) disclosed that the divestment of the Carajas complex which includes Pedra Branca was completed on April 2, 2026. Additionally, it disclosed that for the quarter ended March 31, 2025, the Carajas complex had produced 1.9 thousand tonnes of payable copper and 1,516 ounces of gold.

For further information see BHP’s news release dated April 22, 2026, available on BHP’s corporate website.

Ren Project (1.5% NSR and 3.5% NPI; “Ren”): In its management discussion and analysis for the year ended December 31, 2025, Barrick Mining Corporation (“Barrick”) noted that, as at the end of 2025, total project spending at Ren was $167 million (including $29 million in the fourth quarter of 2025) of an estimated capital cost of $410 to $470 million (100% basis).

For further information see Barrick’s management’s discussion and analysis for the three and twelve months ended December 31, 2025, available under its profile on www.sedarplus.ca.

South Railroad Project (0.44% NSR, partial royalty coverage; “South Railroad”): On March 19, 2026, Orla Mining Ltd. (“Orla”) reiterated plans to start field construction at South Railroad in mid-2026 pending receipt of the final project permits, and the company envisions an 18-month build schedule. Orla also outlined its 2026 exploration program, which is planned to commence in the second quarter, 2026 and will focus on potential pit extensions at Pinion, Dark Star and Jasperoid Wash to support resource and reserve growth and assess opportunities to extend mine life, as well as advancing oxide targets and mineralized zones proximal to the South Railroad development area.

For further information see Orla’s news release dated March 19, 2026, available under Orla’s profile on www.sedarplus.ca.

Tonopah West Project (3.0% NSR; “Tonopah West”): Blackrock Silver Corp. (“Blackrock Silver”) announced an updated preliminary economic assessment (the “PEA”) for Tonopah West in accordance with the CIM Definition Standards and NI 43-101 on March 31, 2026. The project shows robust, after-tax NPV(5%) of $437 million, and an after-tax internal rate of return of 28% over an 11.2 year mine life at long-term silver and gold prices of $31 per ounce and $2,700 per ounce respectively.

The results of the PEA are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them to be classified as mineral reserves. There is no certainty that the results of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For further information see Blackrock Silver’s news release dated March 31, 2026.

Vareš Mine (100% copper stream with ongoing payments of 30% of the spot copper price; “Vareš”): On April 8, 2026, DPM Metals (“DPM”) reported that Vareš produced approximately 29,000 GEOs in the first quarter, in line with the planned ramp-up of the mine to full production. Payable metals sold of approximately 14,000 GEOs was lower than the GEOs produced due primarily to timing of deliveries. DPM stated that it has continued to make strong progress at Vareš, with development rates in-line with expectations and the paste backfill plant on track for commissioning in the third quarter of the year. During the second quarter, DPM expects that the processing plant will be shut down for approximately 20 days for the preparation of installation tie-ins for the second tailings filter. DPM expects that this will allow installation of the tailings filter with minimal impact to the higher production rates anticipated in the second half of the year. It expects that Vareš is on track to achieve its guidance for 2026.

For further information see DPM’s announcement dated April 8, 2026, available under its profile on www.sedarplus.ca.

Whistler Project (1.0% NSR and right to acquire an additional 0.75% NSR; “Whistler”): On March 2, 2026, U.S. GoldMining Inc. (“U.S. GoldMining”) announced a PEA on Whistler. The PEA included an after-tax NPV(5%) of $2.04 billion and internal rate of return of 33.0% with an initial payback of 2.1 years under base case metals prices of $3,200 per ounce gold, $4.50 per pound copper and $37.50/oz silver. The PEA envisions an average annual production of 345,000 ounces gold equivalent estimated during the first three years of operations and total life of mine production of 2.6 Moz gold, 6.9 Moz silver and 592 million pounds copper, over a 14.6 year mine life.

For further information, please see the S-K 1300 Report titled “Whistler Gold-Copper Project, S-K 1300 Technical Report Summary and Initial Assessment with Economic Analysis, Alaska, United States of America” and the 43-101 Report titled “Whistler Gold-Copper Project, NI 43-101 Technical Report and Preliminary Economic Assessment”, each dated effective March 2, 2026. The S-K-1300 Report is available under the Company’s profile at www.sec.gov and the NI 43-201 Report is available under its profile at www.sedarplus.ca.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results. We have generated 56 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model. We currently have 38 properties subject to land agreements and six properties under lease generating land agreement proceeds. The model continued to incur low operating costs to maintain the mineral interests in the first quarter of 2026.

2026 Outlook

The Company maintains its previously announced forecast of between 5,700 and 7,000 GEOs in 2026, which includes approximately 600 GEOs relating to Land Agreement Proceeds credited against other mineral interest and interest payments, and is based on an assumed gold price of $5,150 per ounce, and an assumed copper price of $5.75 per pound.

Commodity prices will affect calculation of gold equivalent ounces from copper (and other metals) stream and royalties and from Land Agreement Proceeds and other payments. Please see our news release dated March 18, 2026 for a sensitivity table to illustrate the potential variability of our 2026 guidance to gold and copper metal prices.

First Quarter 2026 Results Conference Call Details

A conference call will be held at 11:00 a.m. ET (8:00 a.m. PT) on Thursday, May 7, 2026 to discuss these results. To participate, please use one of the following methods:

Webinar: Click Here

US and Canada (toll-free): 1-833-890-3060

International: 1-412-206-6408

The first quarter 2026 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

2026 Capital Markets Day

Gold Royalty will host its 2026 capital markets day on June 18, 2026 at 9:30 a.m. ET (6:30 a.m. PT). The event will be held in-person in Toronto and virtually. To register, please use the link below:

2026 capital markets day registration: Click Here

A replay of the event will be available following the presentation.

Outstanding Warrants

As of March 31, 2026, the Company had 14,653,827 outstanding share purchase warrants (the “Warrants”), with each Warrant exercisable into a common share of the Company, in accordance with their terms, at an exercise price of $2.25 per share and expiring May 31, 2027. The Warrants are listed on the NYSE American under the symbol “GROY.WS”. Investors requiring further information regarding the exercise of their Warrants should contact: (i) if the Warrants are held through a brokerage account or other nominee, such broker or nominee; and (ii) if the Warrants are held directly in registered form, the Warrant agent, Continental Stock Transfer and Trust Company, by email at compliance@continentalstock.com and following the instructions set forth in the applicable Warrant certificate. Warrant holders should also consult their financial and tax advisors regarding the financial and tax implications applicable to them prior to exercising Warrants.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets & Sustainability

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: the Company’s outlook for 2026, including estimated future GEOs and contractual payments, expectations regarding the Company’s portfolio growth, the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof and other statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, commodity price and counterparty risks, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; (ii) Adjusted EBITDA; (iii) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted; and (iv) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These non-IFRS measures do not have any standardized meaning prescribed by IFRS Accounting Standards and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adjusting revenue for the impact of: land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty, and royalty revenue earned through Borborema Royalty Limited Partnership (“Borborema LP”) joint venture. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended March 31, 2026 and 2025:

	For the three months ended March 31
	2026	2025
(in thousands of dollars)	($)	($)
Royalty	7,033	1,116
Streaming	973	484
Advance minimum royalty and pre-production royalty	346	1,078
Land agreement proceeds	508	573
Interest income credited against gold-linked loan	502	326
Total Revenue, Land Agreement Proceeds and Interest	9,362	3,577
Land agreement proceeds credited against other mineral interests	(20)	(113)
Interest income credited against gold-linked loan	(502)	(326)
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	(1,000)	—
Royalty revenue earned through Borborema LP joint venture(2)	(662)	—
Revenue	7,178	3,138

Notes:

1)	Consist of portion of royalty payments in the first quarter of 2026, which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.
2)	Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted EBITDA

Adjusted EBITDA is determined by adjusting net income (loss) for the impact of: depletion, depreciation, finance costs, current and deferred tax expenses, interest earned on gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty, and royalty revenue earned through Borborema LP joint venture, transaction related and non-recurring general and administrative expenses(1), non-cash share-based compensation, share of loss in associate, share of profit in joint venture, change in fair value of gold-linked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange loss (gain), loss (gain) on loan modification and other income. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net income (loss) to Adjusted EBITDA for the three months ended March 31, 2026 and 2025.

1)	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three months ended March 31, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended March 31
	2026	2025
(in thousands of dollars)	($)	($)
Net income (loss)	1,771	(1,248)
Depletion	1,391	91
Depreciation	21	19
Finance costs	343	2,205
Current tax expense	16	71
Deferred tax expense	1,011	360
Land Agreement Proceeds credited against other mineral interests	20	113
Interest income credited against gold-linked loan	502	326
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	1,000	—
Royalty revenue earned through Borborema LP joint venture(2)	662	—
Share of profit in joint venture(2)	(453)	—
Transaction related and non-recurring general and administrative expenses	33	61
Share-based compensation	735	692
Share of loss in associate	—	30
Change in fair value of gold-linked loan	(592)	(290)
Change in fair value of short-term investments	136	74
Change in fair value of embedded derivative	—	(100)
Foreign exchange loss (gain)	5	(29)
Loss (gain) on loan modification	500	(693)
Other income	(102)	(9)
Adjusted EBITDA	6,999	1,673

Notes:

1)	Consist of portion of royalty payments in the first quarter of 2026, which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.
2)	Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted

Adjusted Net Income (Loss) is calculated by adjusting net income (loss) for the impact of: land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, one-time working capital adjustment related to the purchase of Pedra Branca Royalty, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1), share of loss in associate, changes in fair value of embedded derivative, short-term investments and gold-linked loan, loss (gain) on loan modification, foreign exchange loss (gain) and other income. Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net income (loss) to Adjusted Net Income (Loss), Per Share, basic and diluted for the periods indicated:

1)	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three months ended March 31, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended March 31
	2026	2025
(in thousands of dollars, except per share amount)	($)	($)
Net income (loss)	1,771	(1,248)
Land Agreement Proceeds credited against other mineral interests	20	113
Interest income credited against gold-linked loan	502	326
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	1,000	—
Accretion of convertible debentures	—	519
Transaction related and non-recurring general and administrative expenses	33	61
Share of loss in associate	—	30
Change in fair value of gold-linked loan	(592)	(290)
Change in fair value of short-term investments	136	74
Change in fair value of embedded derivative	—	(100)
Foreign exchange loss (gain)	5	(29)
Loss (gain) on loan modification	500	(693)
Other income	(102)	(9)
Adjusted Net Income (Loss)	3,273	(1,246)

Weighted average number of common shares
Basic	229,394,670	170,325,913
Diluted	240,950,256	170,325,913

Adjusted Net Income (Loss) Per Share
Basic	0.01	(0.01)
Diluted	0.01	(0.01)

Note:

1)	Consist of portion of royalty payments in the first quarter of 2026, which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended March 31, 2025	2,865	3,577	1,249
For the three months ended March 31, 2026	4,875	9,362	1,920